SIERRA PACIFIC DEVELOPMENT FUND

                       SUPPLEMENT DATED NOVEMBER 17, 1997

                                       TO

                           OFFER TO PURCHASE FOR CASH
                      ANY AND ALL LIMITED PARTNERSHIP UNITS
                             AT $27.50 NET PER UNIT
                                       BY
                                 JOHN N. GALARDI


     The following information is intended to supplement the information set forth in the Offer to Purchase dated October 27, 1997. In determining whether to tender Units pursuant to the Offer to Purchase or to withdraw any Units previously tendered, Limited Partners should carefully consider the following information:

     1. The Offeror is the owner of 50% of the outstanding stock of the corporation which owns 100% of the outstanding stock of the general partner of the Partnership. Accordingly, the Offeror is an affiliate of the Partnership.

     2. The Offeror is making the Offer because he believes that the purchase of Units at this time pursuant to the Offer is economically attractive to him. His desire to purchase Units at a price he deems attractive may be deemed to conflict with the desire of Limited Partners to realize a higher value for their Units. Accordingly, the interests of the Offeror, an affiliate of the Partnership, may be deemed to be in conflict with the interests of the Limited Partners. However, neither the Offeror nor the Partnership is making any recommendation to Limited Partners to tender Units or any representation to Limited Partners with respect to the adequacy or fairness of the price of $27.50 per Unit.

     3. The amount of $27.50 per Unit is lower than the Limited Partners' equity per Unit of $55.97 reported in the Partnership's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1997 and lower than secondary market prices paid for Units during the last four months of 1996, as disclosed in Section 9 of the Offer to Purchase.

     4. The Limited Partners' equity in the Partnership of $55.97 per Unit is based on book value and not on a currently realizable value for the Partnership's property. The Offeror has not had an appraisal of the property performed, has no knowledge of any current appraisals and has not formed any conclusion as to the current net realizable value of the property. The Offeror does, however, believe that the price of $27.50 per Unit represents an attractive investment to him compared to the value he expects the Units to have in the future.

     5. The price of $27.50 per Unit was determined by the Offeror as the price which he believed represented an attractive price for him economically. In determining this price, he considered the following factors:

            (a) the current offer to purchase Units at $21.00 per Unit by KM Investments, LLC;

            (b)  that there is not a liquid market for the Units;

            (c) that the Offeror may have to hold the Units for a lengthy period of time;

            (d) that the Partnership is not currently making any distributions and there is no assurance that the Partnership will resume making any distributions;

            (e) that the publicly reported prices for sales of the Units has been declining; and

            (f) the Offeror's personal expectations that the value of the Partnership's property will increase in the future.

               The Offeror did not obtain any appraisals or valuations in connection with his determination of the Purchase Price.

     6. Certain historical financial information regarding the Partnership and certain information regarding its property is set forth on Schedules A and B hereto. This information has been derived from publicly available reports of the Partnership filed with the Securities and Exchange Commission.

     7. The scheduled termination date for the Partnership is December 31, 2030, although it was initially expected to terminate upon the sale of all of its properties, and those sales were expected to commence after approximately five years. The Offeror understands that the General Partner, however, has elected not to sell the remaining property at this time because it does not believe that the value it could obtain for the property at this time is attractive and has not determined when it may do so. Limited Partners have the right under the Partnership's partnership agreement to remove the General Partner by a majority vote.

     8.   The  Offer  will have no effect  on the  compensation  of the  General
          Partner.

     9. The Offeror has not considered any transaction other than the Offer with respect to any purchase of the Partnership or its assets.

     10. The Partnership is not currently making any cash distributions because it does not have any cash available for distribution in excess of its operating requirements. Neither the Offeror nor any other person is obligated to contribute funds to the Partnership to enable it to make distributions.

     11. The Offeror will be obligated to purchase any Units validly tendered and not withdrawn if the conditions set forth in Item 8 of the Offer to Purchase are satisfied as of the Expiration Date of the Offer, as it may be extended. The standard which will be employed by the Offeror in determining whether the conditions are satisfied or shall be waived in his reasonable judgment.

     If you wish to tender Units, please complete, sign and return the Letter of Transmittal.

                                   SCHEDULE A
                                   ----------

                    SUMMARY OF CERTAIN FINANCIAL INFORMATION

         The following sets forth certain summarized financial information for the Partnership. This information should be read in conjunction with the Partnership's annual, quarterly reports and other filed with the Securities and Exchange Commission.

OPERATING DATA:

                                               For the Year Ended December 31,
                                    --------------------------------------------------------
                                             1996          1995           1994
                                          -----------   -----------    ----------

Revenues                                 $   755,644    $   552,529    $  449,965

Net income (loss)                           (301,960)      (312,723)     (291,395)

General partners' share of net
income                                             0              0             0

Limited partners' share of net
income (loss) per Unit                        (10.29)        (10.65)        (9.93)

Net income (loss)                                .45          (1.09)        (3.34)

Cash distributions                                 0              0             0




BALANCE SHEET DATA:

                                                          As of December 31,
                                    --------------------------------------------------------

                                                         1996           1995
                                                     -----------    -----------

Cash and cash equivalents                            $   55,629     $  787,265

Total assets                                          3,709,875      4,554,858


                                   SCHEDULE B
                                   ----------

                                  THE PROPERTY

DESCRIPTION OF THE PROPERTY
---------------------------

The Partnership owns, in fee simple, a 81.13% interest in Sierra Creekside, a commercial office building located in San Ramon, California. The building consists of 47,800 rentable square feet and was 99% occupied at December 31, 1996. The average effective annual rent per square foot at December 31, 1996 was $16.45.

The Property is encumbered by a mortgage lien in favor of Home Federal Savings of San Francisco with a principal balance of $1,802,820 at December 31, 1996. The mortgage bears interest at 3.5% above the 11th District Cost of Funds Index with a minimum of 9% and a maximum of 14% (9% at December 31, 1996). The loan term has a term of 120 months with a maturity date of July 1, 2005. Payments are amortized over a 240 month period with a remaining principal balance of $1,325,058 due at maturity assuming no payment has been made on principal in advance of its due date. The note is subject to prepayment penalties of 1% to 3% if more than 20% of the outstanding balance is prepaid during the first four calendar years of the loan.

The real estate tax obligation for 1996 was approximately 2% of the assessed value, or $47,529.

SUMMARY OF SIGNIFICANT TENANTS/LEASES
-------------------------------------

Four of the Property's 16 tenants occupy ten percent or more of rentable space. The principal businesses of these significant tenants are banking, mortgage administration, insurance and billing/collections services. Details of the leases are as follow:

                                             PERCENT OF      EFFECTIVE      EFFECTIVE     PERCENT OF
                             SQUARE FEET      RENTABLE       RENT PER       RENT PER         GROSS           EXPIRATION
       TENANT                 OCCUPIED       SQUARE FEET    SQUARE FOOT       ANNUM       ANNUAL RENT         OF LEASE
       ------                 --------       -----------    -----------       -----       -----------        ----------

American Savings                                                                                             October
Bank                            5,526            12%          18.89        $ 104,360         13%             2001

California                                                                                                   February
Bancshares, Inc                 8,588            18%          15.04          129,141         17%             2000

State Farm Mutual               5,071            11%          14.98           75,964         10%             September
                                                                                                             2000

Pen-Cal                                                                                                      January
Administrators                  7,331            15%          16.69          122,355         16%             2000

Tenants Occupying
less than 10% sq ft            20,735            43%          16.67          345,590         44%             Various

Total Rented Space             47,251            99%        $ 16.45        $ 777,410         100%


The California Bancshares, Inc. lease is renewable for an additional three year period upon expiration in February 2000.

SUMMARY OF LEASES BY EXPIRATION
-------------------------------

One of the 16 tenants is on a month to month lease; the other fifteen are on leases scheduled to expire over the next five years as indicated in the table below.

Year of       |     1997     |        1998    |     1999      |      2000    |       2001    |    Totals
expiration    |              |                |               |              |               |
-------------------------------------------------------------------------------------------------------------
Number of     |        3     |          4     |         3     |         3    |          2    |        15
tenants       |              |                |               |              |               |
-------------------------------------------------------------------------------------------------------------
Percent of    |      19%     |         25%    |        19%    |        19%   |         12%   |        94%
total         |              |                |               |              |               |
tenants       |              |                |               |              |               |
-------------------------------------------------------------------------------------------------------------
Total area    |    3,644     |       5,737    |      4,616    |     20,990   |      10,006   |     44,993
(sq. ft.)     |              |                |               |              |               |
-------------------------------------------------------------------------------------------------------------
Annual        |  $54,699     |     $85,452    |    $76,907    |   $327,460   |    $180,054   |   $724,572
rent          |              |                |               |              |               |
-------------------------------------------------------------------------------------------------------------
Percent       |       7%     |         11%    |        10%    |        42%   |         23%   |        93%
gross         |              |                |               |              |               |
annual rent   |              |                |               |              |               |
